April 4, 2018

Securities and Exchange Commission

Division of Corporation Finance

John Reynolds, Assistant Director

Mail Stop 4628

Washington, DC 20549

Re: Turner Valley Oil & Gas, Inc.

       Registration Statement on Form 10-12B

       Filed February 27, 2018 File No. 1-38406

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Turner Valley Oil and Gas, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form 10-12b, File Number 1-38406, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on February 28, 2018.

At this time the Company has determined not to proceed with the registration of securities contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this application, please contact the undersigned at (713) 857-8663.

Sincerely,

Turner Valley Oil & Gas, Inc.

/s/ Rick Adams

Rick Adams

Chief Financial Officer